# CARY STREET PARTNERS LLC

Statements of Financial Condition

December 31, 2023 and 2022

SEC ID 8 - 66085

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

**CARY STREET PARTNERS LLC**

Table of Contents



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Managers of
Cary Street Partners LLC
Richmond, Virginia

## Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Cary Street Partners LLC (the "Company") as of December 31, 2023 and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Keiter*

We have served as the Company's auditor since 2007.

Glen Allen, Virginia
February 26, 2024

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000  F:804.747.3632

www.keitercpa.com

# CARY STREET PARTNERS LLC

Statements of Financial Condition
December 31, 2023 and 2022

| Assets | 2023 | 2022 |
|---|---|---|
| Cash and cash equivalents | $ 800,203 | $ 1,902,122 |
| Cash restricted for Parent Company note | 744,369 | - |
| Investments | 35,342 | 40,396 |
| Receivables from clearing broker | 1,591,939 | 1,388,304 |
| Other receivables | 679,646 | 69,487 |
| Property and equipment, net | 175,028 | 231,680 |
| Right of use assets, net | 3,141,759 | 3,329,927 |
| Intangible assets, net | - | 521,612 |
| Due from related party | 1,842,145 | 1,322,358 |
| Other assets | 153,661 | 144,216 |
| Total assets | $ 9,164,092 | $ 8,950,102 |

### Liabilities and Member's Equity

Liabilities:

| | 2023 | 2022 |
|---|---|---|
| Accounts payable, accrued expenses and other liabilities | $ 1,886,079 | $ 1,340,274 |
| Lease obligations | 3,435,469 | 3,611,863 |
| Deferred contract award | 266,667 | 666,667 |
| Total liabilities | 5,588,215 | 5,618,804 |
| Member's equity | 3,575,877 | 3,331,298 |
| Total liabilities and member's equity | $ 9,164,092 | $ 8,950,102 |

See accompanying notes to financial statements.

# CARY STREET PARTNERS LLC

## Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

   **Nature of Business:**  Cary Street Partners LLC (the "Company") is a limited liability company organized in the Commonwealth of Virginia in 2002 and is 100% owned by Cary Street Partners Financial LLC (the "Parent Company").   The Company earns revenue from providing financial services to both retail and institutional clients, as well as merger and acquisition advisory services. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").   The Company is an introducing broker-dealer and forwards all transactions to a clearing broker-dealer on a fully disclosed basis.

   **Basis of Accounting:**  The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

   **Risks and Uncertainties:**  Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash and cash equivalents in broker-dealers and banks offering protection for cash by the Securities Investor Protection Corporation ("SIPC") or Federal Depository Insurance Company ("FDIC") up to $250,000.   In addition, the Company diversifies holdings in multiple broker-dealers and banks to reduce the exposure of exceeding the SIPC and FDIC limits.

   **Use of Estimates:**  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.   Actual results could differ from those estimates.

   **Cash and Cash Equivalents:**  The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

   **Fair Value of Financial Instruments:**  The Company follows FASB guidance with respect to fair value measurements.  This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see Note 2).

1.  **Summary of Significant Accounting Policies, Continued:**

    **Accounts Receivable:** Accounts receivable represent amounts due from customer transactions or advisors.

    The Company follows FASB Accounting Standards Update ("ASU") 2016-13 - Current Expected Losses to determine its allowance for credit losses on financial assets measured at amortized cost, which includes accounts receivable. This guidance requires the use of the current expected credit loss model that is based on expected losses (net of expected recoveries), rather than incurred losses.

    The Company determines the allowance for credit losses based on factors surrounding the credit risk of customers, past events, current conditions, and reasonable and supportable forecasts concerning the future. Management has determined that no allowance is necessary at December 31, 2023 or 2022 or January 1, 2022.

    **Property and Equipment:** Property and equipment are stated at cost. Major repairs and betterments are capitalized. The cost and related accumulated depreciation on property and equipment sold or otherwise disposed of are removed from the accounts.

    **Intangible Assets:** Intangible assets represent the value attributable to the client lists of the Stewart Wealth Management Group and Riverstone Wealth Management and the associated generation of future net profits for the Company. The intangible assets are being amortized over their expected lives of 15 and 10 years, respectively. The client lists of Riverstone Wealth Management and Stewart Wealth Management Group were fully amortized during 2023 and 2022, respectively.

    As required by FASB guidance, the Company performs an impairment test of the brokerage intangible, when indicators of impairment exist. The Company did not record an impairment charge for 2023 or 2022.

    **Income Taxes:** The Company is a disregarded entity and its parent company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code, which provides that the member is taxed on the Company's taxable income or loss. Similar provisions apply for state income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

**1.     Summary of Significant Accounting Policies, Continued:**

**Income Tax Uncertainties:**  The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements.  This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.  Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2023 or 2022.  The Company is not currently under audit by any tax jurisdiction.

**Leases:** The Company records all leasing activity with initial terms in excess of twelve months on the statements of financial condition with a right to use asset and a lease liability based on the net present value of rental payments. The Company has made an accounting policy election not to recognize right of use assets and lease liabilities that arise from short-term leases for any class of underlying asset (see Note 5).

**Deferred Contract Award:** During 2019, the Company received $2,000,000 in cash from its clearing broker/dealer as a contract incentive.  The Company has recorded a deferred contract incentive and amortizes the liability over the five year life of the contract.

**Subsequent Events:** Management has evaluated subsequent events through February 26, 2024, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

**2.     Fair Value Measurements:**

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

**CARY STREET PARTNERS LLC**

Notes to Financial Statements, Continued

2.      **Fair Value Measurements, Continued:**

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2023 include the following:

|  | Fair Value Using | | | Assets/Liabilities |
|---|---|---|---|---|
|  | Level 1 | Level 2 | Level 3 | at Fair Value |
| Assets: |  |  |  |  |
| Investments | $ - | $ - | $ 35,342 | $ 35,342 |
| Total assets | $ - | $ - | $ 35,342 | $ 35,342 |

Assets and liabilities measured at fair value on a recurring basis at December 31, 2022 include the following:

|  | Fair Value Using | | | Assets/Liabilities |
|---|---|---|---|---|
|  | Level 1 | Level 2 | Level 3 | at Fair Value |
| Assets: |  |  |  |  |
| Investments | $ - | $ - | $ 40,396 | $ 40,396 |
| Total assets | $ - | $ - | $ 40,396 | $ 40,396 |

The Company had ownership in one privately held company as of December 31, 2023 and 2022.  The investment was received as part of investment banking transactions in 2011 and 2012.  The Company utilizes the market approach in valuing the investments and considers such factors as liquidity and marketability in determining fair value.

The Company has included liquidity, minority, and other discounts of 40% as of December 31, 2023 and 2022 in determining the fair value of the investment.

3. **Property and Equipment:**

Property and equipment consisted of the following at December 31:

|  | 2023 | 2022 |
|---|---|---|
| Computer equipment | $ 93,314 | $209,883 |
| Furniture and fixtures | 397,684 | 395,892 |
| Leasehold improvements | 47,107 | 47,107 |
|  | 538,105 | 652,882 |
| Less accumulated depreciation | (363,077) | (421,202) |
| Property and equipment, net | $ 175,028 | $231,680 |

4. **Intangible Assets:**

The Company's intangible assets consisting of client lists were recorded from the June 2007 purchase of Stewart Wealth Management Group and the December 2013 purchase of Riverstone Wealth Management. The client lists of Riverstone Wealth Management and Stewart Wealth Management Group were fully amortized during 2023 and 2022, respectively. At December 31, 2023, the balance of the client lists for Riverstone Wealth Management and Stewart Wealth Management Group were $0. At December 31, 2022, the balance of the client list included only that of Riverstone Wealth Management and was $521,612, net of accumulated amortization of $5,168,703.

5. **Leases:**

The Company's lease portfolio consists of various operating equipment and commercial office space leases in Virginia, Tennessee, North Carolina and Texas under operating agreements with a weighted average remaining lease term of 5.31 years. In accordance with ASU 2016-02, an operating right of use asset and operating lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using a discount rate ranging from 4.5% to 5.66%, the Company's weighted average estimated incremental borrowing rate. The weighted average discount rate was 4.64%.

**5.**     **Leases, Continued:**

Minimum future payments under noncancellable operating leases at December 31, 2023 are as follows:

| | |
|---|---:|
| 2024 | $ 772,680 |
| 2025 | 764,199 |
| 2026 | 740,290 |
| 2027 | 632,127 |
| 2028 | 440,716 |
| Thereafter | 531,570 |
| | 3,881,582 |
| Implied interest on lease payments | (446,113) |
| Total lease obligation | $ 3,435,469 |

**6.**     **Financial Instruments with Off-Balance Sheet Risk:**

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors.  The Company introduces these transactions for clearance to another firm on a fully disclosed basis.  The agreements between the Company and its clearing broker provide that the Company is obligated to assume any exposure related to nonperformance by its customers.

If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.  The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations.  The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

7. **Related Party Transactions:**

The Company is part of a larger financial services organization and routinely conducts intercompany transactions with the Parent Company. The intercompany balance, presented as from related party in the accompanying statements of financial condition, consists of various transactions related to the operations of the Parent Company and its subsidiaries, including the Company. The balance in the intercompany account at any point in time may be a net receivable or payable depending upon the amount of each transaction relative to another as follows:

- Cash transferred from the Company to the Parent Company creates a receivable due from the Parent Company.
- Expenses paid on the Company's behalf by the Parent Company create a payable due to the Parent Company. In some cases, the expense paid by the Parent Company is allocated among the entities based on the number of employees at each organization or certain predetermined percentages as set forth in the expense-sharing agreement.
- If the payable to the Parent Company increases to an amount that leads senior management to determine that it should be forgiven, an irrevocable capital contribution is recorded effectively reducing the payable and increasing the Company's paid in capital. The Parent Company acquires capital through investments by partners and other investors.

The Company had a receivable due from the Parent Company of $1,842,145 at December 31, 2023 and $1,322,358 at December 31, 2022.

The Company's affiliate, Cary Street Partners Investment Advisory LLC (the "RIA"), provides investment advisory services to the Company and its clients pursuant to an Investment Consulting Services Agreement.

During 2023, the Parent Company entered into a note agreement with a lender. The note requires the Parent Company to post cash collateral or maintain minimum cash balances of $3,000,000 as of December 31, 2023. The Company has been authorized to guarantee collateral towards the Parent Company's required compensating balance with the lender. In connection with the compensating balance, the Company has recorded restricted cash of $744,369 and $0 as of December 31, 2023 and 2022, respectively.

8. **Indemnifications:**

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were, serving at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia; however, the Company's insurance policies serve to further limit its exposure.

**CARY STREET PARTNERS LLC**

Notes to Financial Statements, Continued

**9.** **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $834,961, which was $689,642 in excess of required minimum net capital of $145,319. The Company's net capital ratio was 2.61 to 1. At December 31, 2022, the Company had net capital of $1,610,160, which was $1,502,013 in excess of required minimum net capital of $108,147. The Company's net capital ratio was 1.01 to 1.

The Company has no obligation under Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.